Exhibit 99.29
FOR IMMEDIATE RELEASE – April 30, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. ANNOUNCES MARCH 2008 OPERATIONS UPDATE
Petroflow is pleased to provide this update regarding our March 2008 operational results including the current status of our Oklahoma drilling activities.
Overall Operations
During the month we averaged approximately 2365 BOEs (14,190 mcfe) per day of production of which approximately 83% was gas. Our exit rate in March was 2450 BOEs (14,700 mcfe). Overall the daily average production for March increased by 14% over February 2008.
Oklahoma Drilling Activity
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Our average daily production net to our working interest in the field increased 19% over February 2008.
Following is a table outlining the status of our drilling activities in our Hunton resource play. The table does not include two salt water disposal wells which we drilled in 2006.
DRILLING ACTIVITY

Total wells on production as at March 1, 2008	32
Wells brought on production to April 24, 2008	4
Wells currently drilling	4
Wells in completion phase	1
Wells awaiting hookup	2

TOTAL	43
Other areas
In our New Mexico property, we also report continued growth in production. Our average daily production net to our working interest increased 70 mcf per day (12 BOE) to 2,589 mcf per day, an overall increase of 3% compared to February 2008. We anticipate that production rates on this property will continue to increase throughout 2008 and 2009.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.